EXHIBIT 99.1

Student Transportation Announces Renewal of Normal Course Issuer Bid

BARRIE, Ontario, Oct. 21, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB), (Nasdaq:STB) announced today that the Toronto Stock Exchange (the "Exchange") has approved its notice of intention to renew its normal course issuer bid for a portion of its common shares ("Common Shares") as appropriate opportunities arise from time to time. STI's normal course issuer bid will be made in accordance with the requirements of the Exchange. STI may begin to purchase Common Shares on or about October 24, 2013.

As of October 14, 2013, 81,731,372 Common Shares were outstanding. Pursuant to the notice, STI is permitted to acquire up to a maximum number of Common Shares equal to the lesser of 4,086,569 Common Shares, being 5% of the issued and outstanding Common Shares as of October 14, 2013, and that number of Common Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of C$5 million in the 12-month period commencing October 24, 2013 and ending on October 23, 2014. Potential purchases will be made by STI through the facilities of the Toronto Stock Exchange and the NASDAQ Global Select Market and in accordance with applicable regulatory requirements. The price which STI will pay for any Common Share will be the market price of such Common Share at the time of acquisition. Pursuant to the Toronto Stock Exchange rules, the maximum number of Common Shares that may be repurchased during the same trading day is 23,036 Common Shares, subject to STI's ability to make one block purchase per calendar week which exceeds such limit. The Common Shares will be cancelled upon their purchase by STI. STI will fund the purchases either through borrowings on its senior debt facility or out of available cash. STI believes that the purchase by STI of a portion of outstanding Common Shares is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STI and its security holders.

In the past 12 months, STI purchased 399,089 Common Shares for cancellation at a weighted average price of $6.27 per share pursuant to its existing normal course issuer bid that expires on October 23, 2013.

The notice of intention provides that no appraisal or valuation regarding STI, its material assets or securities, has been prepared within the two years preceding the date of the notice.

To the knowledge of STI, no director, senior officer or other insider of STI currently intends to sell any Common Shares under the bid. However, sales by such persons through the facilities of the TSX may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose Common Shares are purchased would be the same as the benefits available to all other security holders whose Common Shares are purchased.

About

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third largest and most innovative supplier of school bus transportation and management services. Founded in 1997, STI's family of local companies operates more than 10,000 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective service delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com